October 17, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

VIA EDGAR

Attention:           Mr. John Reynolds, Assistant Director

RE:                          Cambridge Projects Inc.

                                Form 10

                                Filed September 23, 2011

                                File No. 000-54485

Dear Sir,

Thank you for your comments dated October 4, 2011.  Our responses are as follows:

Business, page 2

Form of Acquisition, page 4

1.       We have revised our disclosure to state that the company may enter into an acquisition by way of a “triangular” merger with a target company.  Under this commonly used structure, we would create an acquisition subsidiary specific for the transaction.  That subsidiary would enter into a merger agreement with the target company, to which we would also be a party as our company would be providing the merger consideration.  Such a structure would not require the approval of our shareholders, although certain aspects of such transaction could require such approvals, such as any resulting changes to our articles of incorporation.

Management’s Discussion and Analysis, page 11

2.       We have revised the disclosure to state that while our sole director and officer have provided assurances in regards to ongoing funding, there is no definitive agreement in place between the parties requiring this.  As a result there is no assurance that the company will have access to the capital required to maintain its operations.

Properties, page 12

3.       We have revised the disclosure to include that the office located in Jamaica is provided by Mr. Samuels and there is no charge for this space.  We have also included discussion on this matter under “Certain Relationships and Related Transactions”.

Directors and Executive Officers, page 13

4.       Mr. Samuels was the founding director and officer, so there was no party at that time to make the conclusion required by Item 401(e)(1), but that in continuing to have him act as a director and officer, the company feels that his general business experience in a wide variety of industries, and his experience with reporting companies warrant his retention by the company.

Certain Relationships and Related Transactions and Director Independence, 14

5.       Mr. Samuels does not intend to be involved with any other blank companies while the Registrant is in blank check status.

The Registrant acknowledges the following:

-          The Registrant is responsible for the adequacy and the accuracy of the disclosure in the filing;

-          Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          The Registrant may no assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Cambridge Projects Inc.

/s/ Locksley Samuels

Locksley Samuels

President